

January 8, 2014

Mr. Robert M. Pollichino
Executive Vice President and Chief Financial Officer
The Madison Square Garden Company
Two Pennsylvania Place
New York, NY 10121

      Re: **The Madison Square Garden Company**
                Form 10-K for the Year Ended June 30, 2013
                Filed August 21, 2013
                Form 10-Q for the Quarterly Period Ended September 30, 2013
                Filed November 1, 2013
                File No. 1-34434

Dear Mr. Pollichino:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. In our comment, we also ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part 1. Financial Information

Note 2, Accounting Policies, Investments in Nonconsolidated Affiliates, page 7
Note 5, Investments in Nonconsolidated Affiliates, page 8

1.   Please tell us and disclose why you do not consolidate your investments in Azoff MSG Entertainment, LLC (Azoff-MSG) and Brooklyn Bowl Las Vegas, LLC (BBLV). We note that you have a 50% equity interest in Azoff-MSG and that you are entitled to

receive back 81% of BBLV's total capital as of September 30, 2013. In addition, MSG has committed to a $50 million line of credit to Azoff-MSG at September 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director